SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NMXS.COM, INC.

COMMON STOCK

629300104

CUSIP NUMBER

195 Route 9 South, Suite 204

Manalapan, NJ 07726

(732) 409-1212

November 14, 2000

 ---------------------------------------------

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

Richard Govatski

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power: 4,845,500 as of Filing Date and

  5,386,000 as of Date of Event

(8) Shared Voting Power: 0

(9) Sole Dispositive Power:

4,845,500 as of Filing Date and

5,386,000 as of Date of Event

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:

4,845,500 as of Filing Date and

5,386,000 as of Date of Event

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11):

                        13.48% as of Date of Filing and

                        25.98% as of Date of Event

(14) Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER.

NMXS.Com, Inc.

5021 Indian School Road, Suite 100

Albuquerque, NM 87110

ITEM 2. IDENTITY AND BACKGROUND.

(a)        Name:              Richard Govatski

(b)

Address:

5021 Indian School Rd, Suite 100

Albuquerque, NM  87110

(c)        Officer of Issuer   Richard Govatski

(d)        None.

(e)        None.

(f)        Citizenship.  United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Richard Govatski, acquired the shares of Issuer from personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person was based on the transaction described in Item 3. above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Richard Govatski’s securities interest in the Issuer represents 25.98% of the total issued and outstanding common shares of the Issuer as of the event date and 13.48% as of the filing date.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2005

Signature:

      /s/ Richard F. Govatski

       RICHARD F. GOVATSKI